

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 3, 2011

Michael G. Jamieson
Chief Executive Officer
MAM Software Group, Inc.
Maple Park, Maple Court
Barnsley, UK S75 3DP

      Re: MAM Software Group, Inc.
              Preliminary Proxy Statement on Schedule 14A
              Filed December 22, 2010
              File No. 000-27083

Dear Mr. Jamieson:

     We have reviewed your revised filing and have the following comment.

Approval of Reverse/Forward Split (Proposal No. 3)

Effect of the Reverse/Forward Split on the Company, page 33

1.   We note your response to prior comment 2 of our letter dated December 29, 2010 that the company does not intend this transaction to be the first step of a going-private transaction. It appears, however, that the transaction may cash out approximately 407 registered holders and 201 beneficial holders of the company common stock who own fewer than 100 shares of stock and, consequently, may result in fewer than 300 holders of record. Please explain whether the transaction will result in one of the going-private effects listed in Rule 13e-3(a)(3)(ii) of the Exchange Act. Specifically, disclose whether the transaction will result in fewer than 300 holders of record which would cause you to be eligible to terminate reporting obligations under Section 12(g) or Section 15(d). Explain any steps the company will take to ensure that the transaction will not cause one of the effects of a going-private transaction.

You may contact Jan Woo, Attorney-Advisor, at (202) 551-3453, or me at (202) 551-3462 with any other questions.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc: <u>Via facsimile at (212) 980-5192</u>
        David E. Danovitch, Esq.
        Gersten Savage LLP